UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
10 March 2015	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

AUSTRALIAN JOURNAL OF MINING

GLOBAL IRON ORE AND STEEL FORECAST CONFERENCE

BHP Billiton President, Iron Ore, Jimmy Wilson, will present at the Australian Journal of Mining Global Iron Ore and Steel Forecast Conference, in Perth, Western Australia today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	10 March 2015

Number	03/15

DELIVERING EXCEPTIONAL RETURNS FROM INSTALLED CAPACITY

BHP Billiton will today reaffirm its ongoing commitment to safely maximising returns on installed capacity at its Western Australia Iron Ore business (WAIO).

Speaking in Perth at the annual Global Iron Ore and Steel Forecast Conference, BHP Billiton President Iron Ore, Jimmy Wilson, will highlight the exceptional returns from the Company’s productivity agenda.

“The effectiveness of our approach is validated by our robust financial and operating results despite the challenging market conditions,” he said.

“For the first half of this financial year the team has delivered a solid underlying EBIT margin of 49 per cent and a return on assets of 34 per cent.”

Mr Wilson will also reiterate WAIO is on track to achieve unit cash costs of less than US$20 per tonne1 through a relentless pursuit of equipment availability and utilisation, efficient procurement and supply management and capital and workforce productivity.

He will also highlight BHP Billiton’s strong and differentiated position in the Pilbara.

“Not only is our concentrated resource position a competitive advantage, but the quality and high-grade characteristics of our orebodies translates into premium products in the market,” Mr Wilson said.

“The majority are high Fe Brockman and Marra Mamba ores, with low impurities and a high proportion of lump, around which we optimise our mine plans to maximise our profit margin.

“We can deliver high-quality product that our customers value, through existing hub infrastructure, at a low operating cost. Our footprint also means that we won’t need to invest in new mining hubs to sustain current operations for decades.”

BHP Billiton also anticipated the increasing supply of seaborne iron ore, approving the last of its major capital investments in its Pilbara infrastructure in 2011.

“Over the past decade, BHP Billiton made a US$25 billion capital investment in infrastructure and equipment in our WAIO operations. Through our disciplined program of investment, we were able to deliver valuable tonnes to market and maintain our share of supply,” Mr Wilson said.

“We have no major projects in execution and our growth pathway will be achieved by continuing to make our existing infrastructure more productive.

[1]	Excluding freight and royalties, based on an exchange rate of AUD/USD 0.91.

“With this strategy we are maintaining Australia’s competitive position in the global market and providing the revenue, royalties, employment and innovation that is so important for this country’s future.”

WAIO achieved record production of 124 million tonnes in the first half and is on track to deliver 245 million tonnes in the 2015 financial year (100 per cent basis).

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: Level 16, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

Australia

Tara Dines

Tel: +61 3 9609 2222  Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575  Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131  Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461  Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421  Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422  Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Jimblebar
Safely delivering exceptional returns
Jimmy Wilson
President – Iron Ore
10 March 2015
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (South32) in any jurisdiction.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 2

Key themes
bhpbilliton
resourcing the future
We value safe and sustainable operations above all else
Low-cost seaborne iron ore is replacing high-cost supply and flattening the cost curve
Our relentless focus on capacity utilisation, supply excellence, people productivity and project excellence will endure
We have reduced unit costs to US$20.351 per tonne with significant further improvement anticipated
We continue to deliver exceptional returns
Low-cost debottlenecking opportunities are available to take system capacity to 290 Mtpa
1. Western Australia Iron Ore (WAIO) unit cash costs excluding freight and royalties.
Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 3

We continue to deliver on our commitments
bhpbilliton
resourcing the future
Western Australia Iron Ore ...what we’ve delivered in H1 FY15
Safe and sustainable operations above all else TRIF FY14 of 5.3 to 4.0
Full-year guidance for FY15 is 245 Mt1 124 Mt1 produced with ~23% lump
FOB unit costs of less than US$20 per tonne2 at WAIO over the medium term Reduced unit cash costs1 by 29% to US$20.35/t
Deliver exceptional returns Solid underlying EBIT Margin of 49% and return of 34%3
1. Western Australia Iron Ore (WAIO),100% basis.
2. Unit cash costs excluding freight and royalties. Based on real 2014 terms and an exchange rate of AUD/USD 0.91.
3. H1 FY15 EBIT annualised divided by net operating assets.
Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 4

Low-cost supply continues to replace high-cost iron ore units bhpbilliton
resourcing the future

Short-term drivers

- Iron ore prices are likely to remain subdued over the short to medium term as low-cost supply continues to rise
- Higher-cost supply, particularly in China, is responding to declining prices

Long-term outlook

- The cost curve will continue to flatten as low-cost seaborne supply replaces high cost supply
- We expect China's crude steel production to peak at 1 to 1.1 billion tonnes in the mid-2020s and plateau through to 2030
- After 2030, growth in the availability of steel scrap will cause global demand for iron ore to decline

Capacity utilisation responding to declining prices



(%)
(US$/t)
100
80
60
40
20
200
165
130
95
60
Jan 11
Jan 12
Jan 13
Jan 14
Chinese private mine operating rate¹ (LHS)
Platts 62% Fe fines CFR China price (RHS)

Iron ore cost curve is flattening

(CIF China equivalent basis, US$/t, nominal)



CY13
CY15
Cumulative volume
(Mt)

Source: Platts; Mysteel; Global Insight; Worldsteel; BHP Billiton analysis. Cost curve from Macquarie Bank, February 2015.
1. Private mines only; excludes SOEs. Source: SMM.

Jimmy Wilson, President - Iron Ore, 10 March 2015 Slide 5

Our increase in volume, for value, has resulted in no growth in our market position bhpbilliton
resourcing the future
BHP Billiton has maintained share of iron ore exports through a disciplined program of investment
We approved our last major investment at WAIO in 2011
Since then we have focused on productivity
capacity utilisation, driving more volume through existing infrastructure reducing external expenditure through lower demand, better rates and insourcing services driving efficiencies and optimising functional support to enable people productivity
Our productivity focus has resulted in volume growth above the original capital investment
Source: Wood Mackenzie 2015.
1. All iron ore products including lump, fines, pellet feed and pellets, 100%.
2. Share of exports in 2014. BHP Billiton data excludes Samarco.
Share of iron ore exports1
(%) 100 80 60 40 20 0
Rest of World FMG Vale Rio Tinto WAIO
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Total iron ore export growth1
2008-2014 CAGR Share of exports2
Rest of World 10% 31%
Vale 3% 21%
Rio Tinto Pilbara 8% 20%
BHP Billiton WAIO 11% 17%
Fortescue 46% 11%
Total 10% 100%
Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 6

The characteristics of our orebodies support consistently low-cost, high-margin operations bhpbilliton
resourcing the future
Our world-class orebodies will enable us to position as the lowest-cost supplier of iron ore to China stable strip ratio at an average of 1.3x over the next five years majority of production above the water table
maintaining product specification at the 62% Fe benchmark
lump to remain ~25%1 of the product mix, or ~40% excluding Yandi lump yield captured a premium2 of more than US$10/DMT in H1 FY15
Source: BHP Billiton.
1. Total WAIO lump as a percentage of production includes Yandi fines.
2. Based on average Platts lump premium index and lump Fe content.
WAIO strip ratio
3 2 1 0
Jimblebar ramp -up
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15e FY16e FY17e FY18e FY19e
WAIO FY15 Lump and Fines breakdown
(%)
Newman
Yandi
Mining Area C
Jimblebar
Lump Fines
0 20 40 60 80 100
Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 7

Continuous optimisation ensures a reliable and robust fully integrated supply chain bhpbilliton
resourcing the future
Integrated Remote Operations Centre
Flow
Synchronisation
Balance
Focus at Mines
Enable SL1 utilisation – Target the factors that mines control
Product on specification
Load times
Ore car weights
Focus at Rail
Enable SL1 utilisation – Target the reliable feeding of port
Reliable travel times and train departures per day
Reliable feed of car dumpers
Focus at Port
Lifting SL1 utilisation – Maximise berth
loading hours, underpinned by reliability
Vessel sequencing and yard focus
Direct to ship complementing
BWR1 routes
1. Refers to shiploader (SL) and bucket wheel reclaimer (BWR).
Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 8

Focus on availability, utilisation and rate has raised port capability bhpbilliton
resourcing the future
Availability of car dumpers and shiploaders (SL) has increased approaching target of 90% with upside potential of 92%
Utilisation substantially enhanced through better planning and scheduling regular train presentation has improved car dumper utilisation by 23% since January 2014 improved ship sequencing and presentation at the berths
Rate of port equipment lifted through a combination of initiatives optimised direct to ship volumes
lump processing rates increased via direct loading from car dumper to rescreening plants benefits being realised from routes upgraded at low cost
SL unscheduled equipment downtime per tonne
(index, January 2014 = 100)
100 80 60 40 20 0
Jan 14 Mar 14 May 14 Jul 14 Sep 14 Nov 14 Jan 15
Total car dumper utilisation
(index, January 2014 = 100)
130 120 110 100 90
23% increase
Jan 14 Mar 14 May 14 Jul 14 Sep 14 Nov 14 Jan 15
Jimmy Wilson, President - Iron Ore, 10 March 2015 Slide 9

A substantive and sustainable reduction in costs with more to come bhpbilliton
resourcing the future
We continue to systematically target cost savings across the supply chain
Our pathway to deliver unit cash costs below US$20/t1 in the medium term has already delivered outstanding results strong early momentum as we reduced unit cash costs1 by 29% in H1 FY15 to US$20.35/t controllable costs reduced by US$7272 million in H1 FY15
Our targeted ~US$1 billion reduction in external expenditure by FY173 is already delivering
1. Excludes freight and royalties. Based on an exchange rate of AUD/USD 0.91.
2. Compared to H1 FY14.
3. Annualised basis relative to FY14.
WAIO unit cash costs have decreased significantly
(unit cash cost, US$/t1)
30 20 10 0 H1 FY14 H2 FY14 H1 FY15
Jimmy Wilson, President - Iron Ore, 10 March 2015 Slide 10

WAIO continues to deliver exceptional returns

bhpbilliton
resourcing the future

- Exceptional returns for H1 FY15
  - Underlying EBITDA margin[1] of 58%
  - US$4 billion of Underlying EBIT
  - Underlying EBIT[1] margin of 49%
  - Return on assets of 34%[2]
- Committed to maximising returns from our already installed infrastructure
  - ingrained focus on cost throughout the business at all levels
  - further cost reduction will keep us on the left hand side of the cost curve
- Our goal is to be the lowest-cost supplier of iron ore to China

WAIO financial performance


(Underlying EBIT3, US$ billion)
(Underlying EBITDA margin, %)
30
20
10
0
80
60
40
20
H1 FY12
H2 FY12
H1 FY13
H2 FY13
H1 FY14
H2 FY14
H1 FY15
BHP Billiton
WAIO
WAIO Underlying EBITDA margin

1. Excludes third party trading activities.
2. H1 FY15 EBIT annualised divided by net operating assets.
3. Calculated on the basis of IFRS10, IFRS11 and IFRIC20 for the periods FY13 onwards

Jimmy Wilson, President - Iron Ore, 10 March 2015
Slide 11

Significant value and improved reliability through debottlenecking to 290 Mtpa bhpbilliton
resourcing the future
Our relentless focus on productivity will deliver volume growth from installed infrastructure improving reliability will deliver an additional ~30 Mtpa1 of mine output
Jimblebar Phase 2 will increase hub capacity from 45 to 60 Mtpa1,3 taking total mine capacity to 290 Mtpa1 just a primary crusher and additional mining fleet required
Inner Harbour Debottlenecking 13 will deliver ~20 Mtpa1 of incremental port capacity low-capital intensity upgrades of critical inflow and outflow routes at Nelson Point and Finucane Island
1. 100% basis.
2. Includes 2 Mt of growth related tonnes with respect to the ramp-up to 35 Mtpa.
3. Subject to Board approval.
Re-rating our hub capacity beyond 245 Mtpa2
200 220 240 260 280 300 (Mtpa) No fixed plant investment Low capital
FY15e production Jimblebar 45 Mtpa2 Mining Area C Newman Mine capacity Jimblebar 60 Mtpa3 Mine capacity
Jimmy Wilson, President - Iron Ore, 10 March 2015 Slide 12

Key themes
bhpbilliton
resourcing the future
We value safe and sustainable operations above all else
Low-cost seaborne iron ore is replacing high-cost supply and flattening the cost curve
Our relentless focus on capacity utilisation, supply excellence, people productivity and project excellence will endure
We have reduced unit costs to US$20.351 per tonne with significant further improvement anticipated
We continue to deliver exceptional returns
Low-cost debottlenecking opportunities are available to take system capacity to 290 Mtpa
1. Western Australia Iron Ore (WAIO) unit cash costs excluding freight and royalties.
Jimmy Wilson, President - Iron Ore, 10 March 2015 Slide 13

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 10, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary